UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND GLOBAL HOLDINGS INC.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

Telephone Number (859) 815-3333

1

International Specialty Products Inc. 401(k) Plan

Financial Statements and Schedules

December 31, 2016 and 2015 and for the year ended
December 31, 2016, with Report of Independent Registered Public Accounting Firm

*
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment and Administrative Oversight Committee
and Participants of the International Specialty Products, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the International Specialty Products Inc. 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Lexington, Kentucky
June 26, 2017

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
(in thousands)	2016	2015
Assets
Interest in the Ashland LLC Savings Plan Master Trust:
Investments at fair value	$74,936	$68,972
Investment contracts at contract value	16,565	18,215
Receivables:
Participant contributions	182	66
Employer contributions	73	27
Notes receivable from participants	2,441	2,478
Total assets	94,197	89,758

Liabilities
Accrued expenses	28	8
Total liabilities	28	8

Net assets available for benefits	$94,169	$89,750

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2016

(in thousands)
Additions to net assets attributed to:
Plan interest in Ashland LLC Savings Plan Master Trust investment income	$6,603
Contributions:
Participants	3,866
Employer	1,880
Rollover	100
Loan interest	84
Total additions	12,533

Deductions from net assets attributed to:
Benefits paid to participants	(7,744)
Administrative expenses	(35)
Total deductions	(7,779)

Plan transfers	(335)

Net change in plan assets	4,419
Net assets available for benefits, beginning of year	89,750

Net assets available for benefits, end of year	$94,169

See accompanying notes to financial statements.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015
(In thousands, except participant and per share data)
NOTE A – DESCRIPTION OF THE PLAN
The following description of the International Specialty Products Inc. 401(k) Plan (Plan) provides only general information.  The information in this Note is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  The Ashland Global Holdings Inc. Investment and Administrative Oversight Committee (the IAOC), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.
Separation of Valvoline and Reorganization of Ashland
On September 22, 2015, Ashland Inc. announced that the Board of Directors approved proceeding with a plan to separate Ashland into two independent, publicly traded companies comprising of the Valvoline business and the specialty chemicals business (the “Separation”). Following a series of restructuring steps, Valvoline was incorporated in May 2016, and prior to the completion of the Company’s initial public offering on September 28, 2016, substantially all of the historical Valvoline business reported by Ashland, as well as certain other legacy Ashland assets and liabilities, were transferred to Valvoline. Due to the Separation and the resulting reorganization of Ashland Inc., Ashland Global Holdings Inc., a newly created holding company, replaced Ashland Inc. as the publicly held corporation, and Ashland Inc. was converted to a limited liability company. As such, the Plan sponsor changed from Ashland Inc. to Ashland LLC.
General
The Plan, which was established on January 1, 2004, is a participant-directed defined contribution plan covering eligible employees of International Specialty Products Inc. and its subsidiaries (ISP). On August 23, 2011, Ashland completed its acquisition of ISP. As a result of this transaction, ISP became a wholly owned subsidiary of Ashland Inc. Effective July 1, 2012, the Plan was amended to change the Plan Administrator to the Ashland Inc. Investment and Administrative Oversight Committee (now the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee). On July 2, 2012, the Plan transferred all participant accounts from Vanguard Fiduciary Trust Company to Fidelity Management Trust Company, which became the new Trustee of the Plan.
Effective October 1, 2012, the Plan was amended to allow for an Employee Stock Ownership Plan account for participants. The amendment permits participating employees to invest contributions in shares of Ashland Common Stock (Common Stock), par value $0.01 per share, as one of the investment options available under the Plan. Employer matching contributions may also be made in the form of shares of Common Stock.
Effective December 31, 2012, a majority of the participants were transferred to the Ashland Inc. Employee Savings Plan, with the exception of a select group of union-affiliated employees. In 2016, the $335 in “Transfers” on the Statement of Changes in Net Assets Available for Benefits primarily related to transfers to the Ashland Employee Savings Plan. The union affiliated employees remained in the Plan and will

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

continue to do so indefinitely. The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.
Eligibility
All full-time employees in designated eligible groups are able to participate in the Plan on the first day of the calendar month immediately following their date of hire.
Contributions
Participants are required to determine into which investment funds their contributions are to be invested. Contributions may be allocated to any combination of funds in multiples of 1%. Participants are also permitted to change the allocation among investment funds of future and previous contributions. Such changes are subject to certain plan limitations.
Under the terms of the Plan, allowable contributions are outlined as follows:
Elective Contributions
Participants may elect to defer up to 30% of their annual compensation, as defined, and have this amount contributed to the Plan.
In order to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code of 1986 (IRC), contributions are limited to the extent necessary so that the actual deferral percentage for the highly compensated group is in compliance with the limitations, as defined by the IRC. In addition, total individual pre tax contributions and Roth 401(k) contributions were limited to a maximum of $18,000 plus a “catch-up” contribution up to a maximum of $6,000 for participants who have attained the age of 50 for 2016. Furthermore, in order to satisfy the rules of Section 415 of the IRC, in no event shall the annual additions, as defined, exceed the lesser of $53,000 for 2016 and 2015, or 100% of a participant’s compensation, as defined.
Participants can direct their accounts into any one or combination of Plan investment options, including the Vanguard Target Retirement Trust Funds. The Target Funds most closely match the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  These investments gradually become more conservative over time and are Common/Collective Trusts.
Voluntary Contributions
Participants may elect to make voluntary after-tax contributions to the Plan which shall not exceed 10% of their compensation, as defined, for the Plan year.
Employer Contributions
ISP makes matching contributions for each participant equal to 66 2/3% of the sum of each participant’s voluntary contribution but not in excess of 4% of the participant’s compensation for the Plan year, as defined. Additionally, for each Plan year, the employer shall contribute a non-matching contribution equal to 3-5% of each participant’s compensation, as defined, plus an additional annual contribution ranging from $50 to $2,000, based on the participant’s age, to each participant’s account.
Effective June 15, 2016, the employer matching contribution and annual contribution changed for certain participants at a specific plant location in connection with a Collective Bargaining Agreement (CBA). For full-time employees under the CBA, Ashland shall make matching contributions equal to 66 2/3% of the first 6.9% to a maximum of 4.6% of the participant’s compensation for the Plan Year, as defined.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

For hourly employees under the CBA, Ashland shall contribute a non-matching annual contribution ranging from $300 to $2,200, based on the participant’s age, to each participant’s account.
ISP has the right under the Plan to discontinue its contributions at any time.
Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. All participants are vested in the employer’s contribution after completing six consecutive months of service. For 2016, there were no forfeitures reducing employer contributions. Unallocated forfeiture balances as of December 31, 2016 and 2015 were $3 and $11, respectively.
Voting Rights
Participants may instruct the trustee on how to vote shares of Ashland Global Holdings Inc. Common Stock held in their Ashland Common Stock Fund account and are notified by the trustee prior to the time such rights are to be exercised. The trustee will vote fractional shares and shares for which it received no instructions in the same proportion as the voting instructions on allocated shares received from participants. Participants may also direct the trustee on how to respond if a tender offer is made for Ashland Global Holdings Inc. Common Stock. If no instructions are received from a participant on a tender offer, it will be considered to be instruction to the trustee not to respond to the offer.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the employer’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Rollovers
Participants may elect to rollover amounts from other qualified plans into this Plan upon filing a written request with the Plan Administrator, which shall determine if the rollover contribution meets the requirements for a tax-free rollover, as defined in the IRC.
Notes Receivable from Participants
The Plan allows participants to borrow against their aggregate balance outstanding in the Plan. Total loans to a participant cannot exceed the lesser of 50% of the participant’s account balance based upon the most recent valuation or $50,000 (reduced by the highest outstanding loan balance in the previous 12 months). The minimum amount of any loan granted to a participant shall be at least $1,000. Each loan bears interest at rates ranging from 3.25% to 8.25% as determined by the Trustee. Loans are required to mature within five years, unless used to purchase or acquire a qualified dwelling.
Loans are offset against the participant’s account and the related portion does not share in any income, expenses, gains, or losses (other than the interest on the loan) which are realized by the Plan. The entire unpaid principal amount of the loan will become immediately due either upon the participant’s termination of employment or a default in payment of either principal or interest. Loans are recorded at their unpaid principal balance, plus any accrued but unpaid interest.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Payments of Benefits
Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  The withdrawal cannot exceed the current value of the total account.
Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.
Plan Termination
Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue, or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA. No accounting treatment or funding of the Plan shall be deemed evidence of intent to limit in any way the right to amend or terminate the Plan.
NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.
Master Trust
The investments of the Plan are pooled with the investments of the Ashland Employee Savings Plan and Ashland Union Employee Savings Plan in a master trust pursuant to an amended agreement between Fidelity Management Trust Company, the Trustee, and Ashland - Ashland LLC Savings Plan Master Trust (the Master Trust), effective October 1, 2012.
Investments
The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust.  These investments are determined primarily by quoted market prices, except for the Stable Value Fund (see Note E).
Investment Contracts
Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Master Trust’s gains and losses on investments bought and sold as well as held during the year. This activity is presented as “Plan interest in Ashland LLC Savings Plan Master Trust investment income” on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short-term redemption fees, and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.
Recent Accounting Pronouncements
During 2016, the Plan adopted Accounting Standards Update (ASU) 2015-12, Plan Accounting, Parts I and II which simplified accounting for certain investments and eliminated previously required disclosure requirements.
Part I specifies that contract value is the relevant measure for fully benefit-responsive investment contracts to be recorded in the Statement of Net Assets Available for Benefits. Previously, these contracts, which are owned by the Master Trust, were recorded at fair value which was $18,380 and required a $165 adjustment to reduce these contracts to the contract value which was $18,215 at December 31, 2015. Similarly, the net assets available for benefits at fair value which was $89,915 also required a $165 adjustment to reduce net assets available for benefits to the contract value of $89,750 at December 31, 2015. The Statement of Net Assets Available for Benefits was retroactively restated to record fully benefit-responsive investment contracts at contract value and remove the effects of the above adjustment to net assets available for benefits as required by the standard.
Part II eliminated certain disclosure requirements for the Plan. Specifically, investments are now disaggregated by general type (mutual funds, common stocks, bonds) whereas previously they were disaggregated in much greater detail such as by investment objective or industry. In addition, the disclosure of individual investments with a value equal to or greater than 5% of net assets available for benefits has been removed. And finally, the Plan presents the net appreciation (depreciation) in the aggregate whereas previously it was detailed by the general type of the investment. The Notes to the Financial Statements have been retroactively restated as required by the standard.
During 2016, the Plan adopted ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  As such, certain investments that were measured at net asset value per share practical expedient have not been classified in the fair value hierarchy table. The Notes to the Financial Statements have been retroactively restated as required by the standard.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – MASTER TRUST INVESTMENTS

The Plan’s investments are in the Master Trust, which was established for the investment of assets of the Plan and the other Ashland sponsored retirement plans. At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust was approximately 7% and 6%, respectively. The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement. Therefore, the investment results from individual assets of the Plan may not reflect its proportionate interest in the Master Trust.
The following table presents the assets including investments, receivables and liabilities of the Master Trust at December 31:

	2016	2015
Investments, at fair value:
Ashland Common Stock Fund
Money Market Fund	$2,037	$1,981
Ashland Global Holdings Inc. Common Stock	147,587	155,618
Shares of Registered Investment Companies	639,245	713,362
Common/Collective Trusts	301,340	340,475
Stable Value Fund Money Market Fund	30,785	8,446
Total investments at fair value	1,120,994	1,219,882
Investments, at contract value:
Stable Value Fund Investment Contracts	254,980	283,831
Total investments	1,375,974	1,503,713
Receivables	10,006	34,607
Total assets	1,385,980	1,538,320
Payables (a)	(83,217)	(65,882)
Net assets available for benefits	$1,302,763	$1,472,438

(a)	As of December 31, 2016, the payables of the Master Trust included $53,382 of assets that did not transfer to Valvoline until January 2017.
The following table presents the net appreciation in investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income in the Master Trust for the year ended December 31:

2016

Net realized and unrealized appreciation in fair value of investments	65,919
Investment income:
Dividends	27,625
Interest	5,882
33,507
Total	$99,426
NOTE D – INVESTMENT CONTRACTS
The investment contracts held by the Master Trust in the Stable Value Fund are known as synthetic and separate account guaranteed investment contracts (GICs).

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENT CONTRACTS (continued)

In a synthetic GIC structure, the underlying investments are owned by the Master Trust and held in the trust for plan participants.  The contract values of the synthetic GIC contracts including unsettled receivables and payables at December 31, 2016 and 2015 were $129,362 and $137,533, respectively.
In a separate account GIC structure, investments are in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC return. The contract values of the separate account GIC including unsettled receivables and payables at December 31, 2016 and 2015 were $105,940 and $115,143, respectively.
Both synthetic and separate account GIC instruments have wrapper contracts that are purchased from an insurance company or bank.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The contract value assigned to the wrapper contracts at December 31, 2016 and 2015 was zero.
The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.
To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.
Limits to Ability to Transact at Fair Value
In certain circumstances, the amount withdrawn from a wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.
Issuer-Initiated Contract Termination
Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, material and adverse changes to the provisions of the Plan, or uncured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement.  The three levels within the fair value hierarchy are described as follows:
Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.
As of December 31, 2016 and 2015, the Plan held no investments outside of its interest held in the Master Trust.  The Plan's policy is to recognize transfers between levels as of the end of the reporting period. During 2016 and 2015, there were no transfers of investments between Level 2 to Level 1 or Level 3 to Level 2.  The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2016:

	Level 1	Level 2		Level 3		Total
Ashland Common Stock Fund
Money Market Fund	$2,037	$—		$—		$2,037
Ashland Global Holdings Inc. Common Stock	147,587	—		—		147,587
Shares of Registered Investment Companies	639,245	—		—		639,245
Stable Value Fund Money Market Fund	30,785	—		—		30,785
Total assets in the fair value hierarchy	819,654	—	—	—	—	819,654
Common/Collective Trusts (a)	—	—		—		301,340
Investments at fair value	$819,654	$—		$—		$1,120,994

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE E – FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3		Total
Ashland Common Stock Fund
Money Market Fund	$1,981	$—	$—		$1,981
Ashland Global Holdings Inc. Common Stock	155,618	—	—		155,618
Shares of Registered Investment Companies	713,362	—	—		713,362
Stable Value Fund Money Market Fund	8,446	—	—		8,446
Total assets in the fair value hierarchy	879,407	—	—	—	879,407
Common/Collective Trusts (a)	—	—	—		340,475
Investments at fair value	$879,407	$—	$—		$1,219,882

(a)
Common/Collective Trusts are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2016 and 2015.
Money Market Funds, Shares of Registered Investment Companies, Ashland Global Holdings Inc. Common Stock – Valued at the quoted market price of shares held by the Plan at year-end.
Common/Collective Trusts (CCT) – Valued using a Net Asset Value (NAV). The NAV of a CCT is based on the market values of the underlying securities. The beneficial interest of each investor is represented in units. Units are issued and redeemed daily at the fund's closing NAV.
Investments Measured Using Net Asset Value per Share Practical Expedient – The following table sets forth the investments valued at NAV as of December 31, 2016:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$301,340	None	Daily	None	None
The following table sets forth the investments valued at NAV as of December 31, 2015:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Target Retirement Trusts	$340,475	None	Daily	None	None
The Vanguard Target Retirement Trusts use an asset allocation glide path to offer an appropriate level of exposure to risk and return as investors progress along the path to retirement. The year in the trust name refers to the approximate year (the target date) when an investor in the fund would retire and leave the workforce. The fund will gradually shift its emphasis from more aggressive investments to more conservative ones based on its target date. The trusts use a simple fund of funds structure which seeks to build appropriate asset allocation from preselected stock, bond, and money market portfolios. All of the assets are invested in index funds.

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – TRANSACTIONS WITH RELATED PARTIES

The Plan’s portion of the Master Trust held 17,432 shares and 8,175 shares of Ashland Global Holdings Inc. Common Stock as of December 31, 2016 and 2015, respectively, with a fair value of $1,905 and $840, respectively. The Plan’s interest in the Master Trust received dividends on Ashland Global Holdings Inc. Common Stock of $11 in 2016. The remaining dividends relate to certain Master Trust investments classified as Shares of Registered Investment Companies. Fidelity Management Trust Company acts as the Trustee and Recordkeeper of the Plan. PIMCO, an Allianz Global Investors company, and Evercore Trust Company were also providers of fiduciary services to the Master Trust during the year.
Fees of $35 were paid by the Plan for investment management services. Costs paid by Ashland are not charged to the Plan or Master Trust for services it performs on behalf of the Plan.
NOTE G – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2016	2015
Net assets available for benefits per financial statements	$94,169	$89,750
Benefit claims payable	(6)	(3)
Receivable on deemed distributions of participant loans	(75)	(100)
Net assets available for benefits per Form 5500	$94,088	$89,647

The following is a reconciliation of the net investment appreciation per the financial statements to the Form 5500 for the year ended December 31:

2016
Plan interest in Ashland LLC Savings Plan Master Trust investment income	$6,603
Loan interest	84
Total appreciation of investments per Form 5500	$6,687
NOTE H – TAX STATUS OF THE PLAN
On March 1, 2011, the United States Treasury Department advised the Company that the Plan as amended through May 4, 2010, is tax exempt under Section 401(a) of the Internal Revenue Code (IRC). Subsequent to this determination by the Internal Revenue Service (IRS), the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax

INTERNATIONAL SPECIALTY PRODUCTS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE H – TAX STATUS OF THE PLAN (continued)

periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for plan years ending prior to 2013.
NOTE I – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE H

International Specialty Products Inc. 401(k) Plan
Employer Identification Number 51-0376469
Plan Number 013

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016
($ in thousands)
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost	Current Value
*	Participant Loans	1-30 Years, interest 3.25% - 8.25%	$0	$2,441

*	Indicates parties-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL SPECIALITY PRODUCTS INC. 401(K) PLAN

Date:	June 26, 2017	/s/J. Kevin Willis
J. Kevin Willis
Senior Vice President and Chief Financial Officer Chairperson of the Ashland Global Holdings Inc. Investment and Administrative Oversight Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC